UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 000-53805

INTELLIPHARMACEUTICS INTERNATIONAL INC.
(Translation of registrant’s name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-218297), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Intellipharmaceutics International Inc. (the “Company”) has received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) that, based on the Company’s Form 6-K filed with the Securities and Exchange Commission on March 22, 2018, the Nasdaq Staff has determined that the Company complies with Nasdaq’s minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b)(1). The notice indicated that Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of the Company’s filing of its interim financial statements for the period ending May 31, 2018 the Company fails to evidence compliance, the Company may be subject to delisting. At that time, the Staff will provide written notification to the Company, which may then appeal the Staff’s determination to a Hearings Panel.

The Company regained compliance for continued Nasdaq listing pursuant to the alternative stockholders’ equity requirement as provided in Nasdaq Listing Rule 5550(b)(1) after giving effect to the proceeds from the March Financings (as defined below), and the associated increase in the Company’s stockholders’ equity.

As previously reported in the Company’s Form 6-K filed on March 21, 2018, the Company completed the sale of 3,000,000 common shares at a purchase price of US$0.60 per share in a registered direct offering (the “Offering”) and also issued to the investors unregistered warrants to purchase an aggregate of 1,500,000 common shares at an exercise price of US$0.60 per share. The Offering closed on March 21, 2018. The gross proceeds to the Company from the Offering were approximately $1.8 million, before deducting the placement agent’s commissions and estimated Offering expenses payable by the Company. The Offering was in addition to the Company’s offering of securities for gross proceeds of approximately $3.5 million (collectively with the Offering, the “March Financings”), which was previously announced by the Company and closed on March 16, 2018.

In December 2017, the Company was notified by Nasdaq that the minimum bid price per share for the Company’s common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company has a period of 180 calendar days, or until June 4, 2018, to regain compliance with Nasdaq's minimum bid price requirement. To regain compliance, the Company’s common shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. This requirement has not been satisfied since the December 2017 notice.

There can be no assurance that the Company will be able to maintain compliance with Nasdaq’s minimum stockholders’ equity requirement or that it will be able to regain compliance with Nasdaq’s minimum bid-price requirement for continued listing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant) /s/ Andrew Patient
Date: March 28, 2018	Andrew Patient Chief Financial Officer